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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        VITALINK PHARMACY SERVICES, INC.
                           (Name of Subject Company)

                        VITALINK PHARMACY SERVICES, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                   92846E10 4
                     (CUSIP Number of Class of Securities)

                               ----------------

                             Robert W. Horner, III
              Senior Vice President, General Counsel and Secretary
                        Vitalink Pharmacy Services, Inc.
                         One Ravinia Drive, Suite 1240
                             Atlanta, Georgia 30346
                                 (770) 677-7915
  (Name, address, and telephone number of person authorized to receive notices
                                      and
          communications on behalf of the person(s) filing statement)

                                    Copy to:

                            Eliot W. Robinson, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303
                                 (404) 572-6600

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Vitalink Pharmacy Services, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is One Ravinia Drive, Suite 1240, Atlanta, Georgia 30346. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock") of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to the tender offer by Manor Care, Inc., a Delaware corporation (the "Purchaser"), to purchase up to 1,500,000 shares (the "Shares") of the outstanding Common Stock at a purchase price of $20.00 per Share, net to the seller in cash as disclosed in a Tender Offer Statement on
Schedule 14D-1 filed by Purchaser on April 24, 1997 and Amendment No. 1 thereto filed by Purchaser on April 28, 1997 (collectively the "Schedule 14D-1") and upon the terms and subject to the conditions set forth in the related Offer to Purchase dated April 24, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which collectively constitute the "Offer" and are contained within the Schedule 14D-1). The Schedule 14D-1 states that the address of the Purchaser's principal executive offices is 11555 Darnestown Road, Gaithersburg, Maryland 20878.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  On February 12, 1997, the Company acquired the institutional pharmacy business of GranCare, Inc., a California corporation ("GranCare"), through the merger of GranCare with and into the Company, with the Company surviving the merger (the "Merger"). In order to facilitate the Merger, GranCare's skilled nursing, home healthcare, assisted living and contract management businesses and related assets (the "Skilled Nursing Business") were transferred to New GranCare, Inc. ("New GranCare"), a wholly owned subsidiary of GranCare, and all of the issued and outstanding common stock of New GranCare was distributed to the shareholders of GranCare. GranCare's only remaining business, its institutional pharmacy business, was acquired by the Company in the Merger and is operated by TeamCare, Inc. ("TeamCare"), a wholly owned subsidiary of the Company. As a consequence of the Merger, each GranCare shareholder received
0.478 of a share of the Company's common stock for each share of GranCare common stock owned as of the effective time of the Merger. The Company also assumed certain items of GranCare's consolidated indebtedness, including existing long-term indebtedness of GranCare associated with the operation of its institutional pharmacy business (approximately $56.5 million at December 31, 1996). In addition, the Company incurred indebtedness under a $200 million revolving credit facility executed prior to the effective time of the Merger among the Company, certain of its subsidiaries and The Chase Manhattan Bank, as agent, and the lenders party thereto to finance the repurchase of $98.2 million aggregate principal amount of GranCare's 9-3/8% senior subordinated notes due 2005; approximately $1.8 million principal amount of such notes remained outstanding which was assumed by the Company. The Merger was accounted for using the purchase method of accounting with an effective date of February 1, 1997 and, accordingly, the results of operations of TeamCare, the acquired business, have been included in the Company's consolidated financial statements since February 1, 1997.

  The Company is subject to the information and reporting requirements of the Exchange Act of 1934, as amended, and in accordance therewith is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") relating to its business, financial position and other matters. Certain information, as of particular dates, concerning the Company's business, the Merger, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and certain other matters is required to be disclosed in information statements, proxy statements and annual reports distributed to the Company's stockholders and filed with the SEC. Such reports, information statements, proxy statements and other information may be inspected and copied at the Public Reference Section maintained by

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the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549,
and at its regional offices located at: 7 World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and copies may be obtained by mail at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet site on the world wide web at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company also should be available for inspection at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  (b) By reason of the relationships and other factors more fully discussed below, the Company has conflicts of interest in considering the Offer.

RELATIONSHIPS AND AGREEMENTS BETWEEN THE PURCHASER AND THE COMPANY

 Shareholders Agreement.

  Under the shareholders agreement dated as of February 12, 1997 between the Purchaser and the Company (the "Shareholders Agreement"), the Purchaser and the Company agreed that for a period of three years from the effective time of the Merger, the Purchaser will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock of the Company in a public offering, without the prior written consent of a majority of the GranCare Nominees (as defined in the Shareholders Agreement). The Shareholders Agreement also provides that the Purchaser will not for a period of three years, transfer an amount of shares of Common Stock that equals more than 10% of the outstanding Common Stock of the Company to any "person or group," (as such terms are defined in Section 13(d) and the relevant rules promulgated under the Exchange Act or any successor provision) (a "Transferee") unless immediately prior to such transfer such Transferee shall have agreed to be bound by the terms of the Shareholders Agreement. Private sales by the Purchaser to a Transferee of a number of shares of Common Stock of the Company that is less than 10% of the then total amount of outstanding shares of Common Stock will not result in the Transferee being required to be bound by the terms of the Shareholders Agreement. In addition, pursuant to the Shareholders Agreement, the Purchaser has agreed, for a period of three years from the Merger, to vote all of the shares of the Company's Common Stock beneficially owned by the Purchaser in favor of the election of the four GranCare Nominees (or any successor to any such nominee designated by a majority of the remaining GranCare Nominees) to be directors of the Company. In addition, under the Shareholders Agreement, for a period of three years from the date of consummation of the Merger, the Company's Board will consist of eight directors. The four non-GranCare Nominees are nominated by the Purchaser and, currently, three of such persons are employees of the Purchaser.

 Administrative Services Agreement.

  The Company and the Purchaser entered into an administrative services agreement (the "Administrative Services Agreement"), pursuant to which the Purchaser provides the Company with various services such as maintenance of employee benefit plans, payroll, legal, insurance, financial, accounting, tax and information systems. It is anticipated that this agreement will be terminated within one year following the Merger. Pursuant to the Administrative Services Agreement the Company agrees to reimburse the Purchaser for the direct cost of rendering services to the Company. Where such direct costs cannot be separately measured, the Company will pay a portion of the total cost based on the Purchaser's current practices for allocating those costs among its subsidiaries. The Purchaser charges the Company for services rendered at the end of each month based on budgeted expenditures determined from prior fiscal year actual experience. The respective Audit Committees of the Company and the Purchaser meet at the end of each fiscal year to review the time allocations and services provided during the previous fiscal year and agree on the charges for those services in accordance with the second preceding sentence, as well as the budget for the next fiscal year. A year-end adjustment is made to the financial statements of the Company to reflect allocated reimbursed expenses. Administrative fees of approximately $480,000, $595,000, $551,000 and $500,000, for the nine months ended February 28, 1997, and the fiscal years 1996, 1995 and 1994, respectively, were paid by the Company to the Purchaser for services rendered.


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  Under the terms of the Administrative Services Agreement, the Purchaser
charges the Company on a favorable marginal cost basis for the services it provides. Allocations of costs to the Company that are not separately measured are based on professional employees in each administrative department making quarterly estimates of time spent during the prior quarter on various Purchaser subsidiaries (including the Company), and each department's costs (including overhead) being allocated in accordance with such estimated time and allocations of certain common costs based on appropriate relative factors, such as numbers of employees. Such common costs include an allocable portion of the base compensation of the officers of the Purchaser who serve as officers of the Company. The Purchaser and the Company believe that the allocation system is reasonable in view of the costs of implementing a more precise system, although it may reflect higher or lower charges for services provided to the Company than the Company might obtain from third parties.

  The Administrative Services Agreement is terminable by the Company or by the Purchaser as of the end of any month on 180 days' written notice. There can be no assurances that the Company could obtain such services from third parties at the same or lower cost as provided by the Purchaser.

  The Purchaser makes available to employees of the Company the benefit and health plans in effect for employees of the Purchaser. The Company reimburses the Purchaser based on the per participant rates associated with providing such plans to employees of the Company. The Administrative Services Agreement also provides that the Purchaser furnish additional services as may be reasonably requested by the Company on similar terms.

 Tax Agreement.

  The Company and the Purchaser are parties to a tax agreement (the "Tax Agreement") with respect to periods prior to the Merger, which provides for
(i) the payment of federal income taxes and remittance of funds for periods during which the Company and the Purchaser were included in the same consolidated group for federal income tax purposes; (ii) the allocation of responsibility for the filing of such tax returns; (iii) the conduct of tax audits and the handling of tax controversies; and (iv) various related matters. For the periods during which the Company was included in the Purchaser's consolidated federal income tax returns, the Company was required to pay the Purchaser its federal income tax liability (determined without taking into account any surtax exemption, alternative minimum tax exemption amount or exemption of an amount from the tax imposed under Section 59A of the Internal Revenue Code of 1986, as amended), and was entitled to receive refunds, determined as if the Company and its subsidiaries had filed a separate federal income tax return. Under the Tax Agreement, the Purchaser had the power and authority to make the ultimate decision as to reporting on tax returns and calculations of taxes. The same principles apply in the event the Purchaser and the Company or any of their subsidiaries joined in filing any combined or consolidated state or local income or franchise tax returns.

 Intercompany Debt and Credit Agreement.

  Prior to the consummation of the Merger, the Company and the Purchaser were parties to an intercompany debt and credit agreement (the "Intercompany Debt and Credit Agreement") pursuant to which the Purchaser provided the Company with a line of credit (the "Line of Credit") in the amount of $10,000,000. The Intercompany Debt and Credit Agreement, dated June 1, 1991, was initially for a five-year term with an evergreen provision. The interest rate charged on borrowed funds was LIBOR plus 5/8 percentage points. Pursuant to the Intercompany Debt and Credit Agreement, the Company would lend all its excess cash to the Purchaser, which cash would earn interest at the three-month Treasury bill rate plus 100 basis points, as determined monthly by averaging the secondary market rate per the Federal Reserve statistical release for the first and last day so published.

 Master Agreements.

  Under various master agreements with the Purchaser, the Company may at its option provide pharmaceutical, consulting and infusion therapy products and services to any and all nursing facilities owned or licensed by the Purchaser through May 2001 in accordance with the terms of the agreement and subject to each

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individual patient's right to designate his or her own pharmacy or infusion therapy provider (the "Master Agreements"). Each individual pharmacy service agreement entered into pursuant to the Master Agreements, however, may be limited or terminated under certain circumstances, including the disposition of any nursing facilities by the Purchaser.

  Pursuant to the Master Agreements, a portion of the Company's business is with the Purchaser. The Company's contracts with the Purchaser resulted in revenue of approximately $58,062,000, $67,066,000, $54,734,000, and
$45,976,000, for the nine months ended February 28, 1997 and the fiscal years 1996, 1995 and 1994, respectively.

  The Master Agreements are of a significantly longer term and have higher consulting fees than comparable agreements the Company has with non-affiliated third parties. Although the Purchaser intends to continue to operate under the Master Agreements, future agreements for the provision of pharmacy services to the Purchaser may contain terms comparable to those that the Company could obtain from third parties in an arms-length transaction.

  Manor Care Pharmacy, Infusion Therapy and Consulting Services
Agreements. Pursuant to four agreements with the Purchaser, the Company provides pharmaceutical products and services, enteral and parenteral therapy supplies and services, urological and ostomy products, intravenous product and services and pharmacy consulting services to nursing facilities operated by the Purchaser. The Company is not restricted from providing similar services to non-Purchaser facilities.

  Master Agreement for Pharmacy Services. On June 1, 1991 the Company and the Purchaser entered into a Master Agreement for Pharmacy Services (the "Master Agreement for Pharmacy Services") pursuant to which the Company has the option to provide pharmaceutical service to any and all nursing facilities owned or licensed by the Purchaser. The option is exercisable from time to time as the Company establishes the capability to serve additional facilities operated by the Purchaser. The Master Agreement for Pharmacy Services calls for each individual nursing facility to enter into a separate agreement with the Company which defines the scope of services, duties and obligations of the Company and compensation. Pricing for services and products is determined on a market-by-market basis and is subject to reimbursement limitations depending on the payor source. The initial term of the Master Agreement and the individual facility agreement is ten years, with automatic renewals for successive five-year periods unless either party gives notice at least 180 days prior to the end of the initial term or any renewal term that it desires to terminate the agreement. The individual facility agreements can be terminated early by the facility under various circumstances, including if the Company fails to provide services which conform to generally accepted pharmacy practices or upon 30 days' notice in the event the Purchaser will no longer own or hold the license to the facility upon its sale to a third party.

  Master Pharmacy Consulting Agreement. On June 1, 1991 the Company and the Purchaser entered into a Master Pharmacy Consulting Agreement (the "Master Pharmacy Consulting Agreement") whereby the Company has agreed to develop and implement a program to provide for all needed consultant pharmacy services to any and all nursing facilities owned or licensed by the Purchaser that the Company has the capability of servicing. The Master Pharmacy Consulting Agreement (the "Consultant Pharmacy Services Agreement") calls for each individual nursing facility of the Purchaser to enter into a separate Individual Pharmacy Consulting Agreement with the Company which defines the duties and obligations of the Company and the compensation for services. Each nursing facility is billed monthly by the Company based on its number of licensed beds. The initial term of the Master Pharmacy Consulting Agreement and the individual Consultant Pharmacy Service Agreement is ten years with automatic renewal for successive five-year periods, unless either party gives notice at least 180 days prior to the end of the initial term or any renewal term that it desires to terminate the agreement. The individual facility agreements can be terminated early by the facility under various circumstances, including if the Company fails to provide services which conform to generally accepted pharmacy practices or upon 30 days' notice in the event the Purchaser will no longer own or hold the license to the facility upon its sale to a third party.

  Pharmacy Services Consultant Agreement. On June 1, 1991, the Company and the Purchaser entered into a Pharmacy Services Consultant Agreement (the "Pharmacy Services Consultant Agreement") whereby the Company agreed to assist the Purchaser at the corporate level in establishing uniform pharmacy delivery

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standards for all of its nursing facilities including those not serviced by the Company. Such assistance takes the form of advising the Purchaser on compliance with applicable laws, rules and regulations, providing in-services to the Purchaser's corporate staff on all phases of pharmacy services, and consulting with the Purchaser at the corporate level on all operating policies and procedures concerning administration and record keeping of pharmaceuticals at its nursing facilities. No pharmacy consulting services are provided to individual nursing facilities under this agreement. For the services provided under the Pharmacy Services Consultant Agreement, the Purchaser pays the Company an annual fee, initially $10.00 per nursing facility bed operated by the Purchaser. The initial term of the agreement is ten years, with automatic renewal for successive five-year periods; however, either party may notify the other of its intent not to so renew upon 90 days' written notice. At August 31, 1996, the Purchaser operated approximately 24,000 nursing facility beds.

  Following the Merger the Company terminated the Intercompany Debt and Credit Agreement with the Purchaser. The Tax Agreement remains in place with respect to periods prior to the Merger. All other existing agreements between the Company and the Purchaser have remained in place following the Merger.

 Interests of Certain Persons and Stockholdings of Certain Officers and
Directors.

  As a result of the composition of the Board of Directors and security ownership of Purchaser discussed below and the Shareholders Agreement described above, Purchaser is able to exert substantial control over the Company which would be increased upon consummation of the Offer.

  Directors and Officers. Currently, of the eight members of the Company's Board of Directors, four have been designated by the Purchaser, of which three are also directors and officers of the purchaser; Stewart Bainum, Jr., is the Chairman of the Board and Chief Executive Officer of the Purchaser and the Chairman of the Board of the Company; Joseph Buckley is an Executive Vice President of the Purchaser and a Director of the Company and James H. Rempe is a Senior Vice President, General Counsel and Secretary of the Purchaser and a Director of the Company. The other director of the Company nominated by the Purchaser is a former officer of the Purchaser.

  Security Ownership. The Purchaser currently owns 11,500,000 shares of Common Stock, representing approximately 45% of the outstanding Common Stock. The
Schedule 14D-1 states that a director of the Purchaser beneficially owns, in the aggregate, 3,000 shares of Common Stock.

 Other Actual or Potential Conflicts of Interest.

  No Arms' Length Negotiation. The Offer price of $20.00 per Share was established by the Purchaser and is not the result of arms' length negotiations between the Company and the Purchaser. The Company has not retained any unaffiliated person to represent stockholders. If an unaffiliated person had been engaged to represent stockholders, the terms and Offer might have been different and the unaffiliated person might have been able to negotiate a higher price to be paid in the Offer.

  Voting Control. Subject to the Shareholders' Agreement, if the Purchaser acquires 1,500,000 Shares in the Offer, it will beneficially own 51% of the outstanding Common Stock and will be able to control the outcome of substantially all actions requiring stockholder approval, including the election of directors, mergers, sales of assets and other such transactions affecting the Company. This voting power could (i) prevent non-tendering stockholders from taking action they desired but the Purchaser opposed and
(ii) enable the Purchaser and the Company to take action desired by the Company and the Purchaser but opposed by non-tendering stockholders.

  Diminished Likelihood of Future Offers at Control Premium. As a result of the Purchaser's ownership of a majority of the outstanding Common Stock following the Offer, the possibility that a third party would offer a "control premium" to stockholders is substantially reduced. The ability of a third party to acquire control of, or engage in a business combination, with, the Company without the approval of the Purchaser will be significantly reduced in the event the Purchaser acquires a majority of the outstanding Common Stock upon completion of the Offer.

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  Change of Control Provisions. The acquisition of a majority of the outstanding Common Stock could constitute a change of control under various agreements to which the Company is a party. The Company is not aware of any change of control provisions that would be triggered by the completion of the Offer, although the Company has not undertaken a thorough review of its agreements in connection with the Offer. No assurance can be given that Purchaser's acquisition of a majority of the outstanding Common Stock would not have a material adverse affect on the Company as the result of the application of change of control provisions in agreements to which the Company is a party.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  As discussed in Item 3 above, the Company and its Board of Directors may have conflicts of interest with respect to the Offer. For this reason, the Company and its Board of Directors express no opinion and are not making any recommendation as to whether stockholders should tender their Common Stock in response to the Offer. STOCKHOLDERS SHOULD EXERCISE THEIR OWN JUDGMENT, ON THE ADVICE OF THEIR OWN FINANCIAL ADVISORS AND LEGAL COUNSEL, IN EVALUATING THE OFFER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Neither the Company nor any person acting on its behalf has employed, retained or compensated or intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) The Company has not effected any transactions in the shares of Common Stock during the past 60 days, and is not aware of any other transactions in Common Stock during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries, other than routine purchases by employees pursuant to elections previously made under the Company's employee stock purchase plan.

  (b) Donna L. DeNardo, President and Chief Operating Officer of the Company, has indicated that she intends to tender 20,000 shares of Common Stock to the Purchaser in the Offer. Gene E. Burleson, Chief Executive Officer and a director of the Company, and Gary U. Rolle, a director of the Company, have not advised the Company whether they intend to tender Common Stock owned by them to the Purchaser in the Offer. Except for the foregoing, the Company's executive officers and directors have indicated that they do not intend to tender Common Stock owned by them to the Purchaser in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as disclosed herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

    (1) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company;

    (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

    (3) a tender offer for or other acquisition of securities by or of the Company; or

    (4) any material change in the present capitalization or dividend policy of the Company.

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  (b) Except as disclosed herein, there is no transaction, board resolution, agreement in principle or a signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
 NUMBER                            DESCRIPTION
 -------                           -----------
 99.1    Letter, dated May 7, 1997 from the Company to its stockholders.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 1997

                                          VITALINK PHARMACY SERVICES, INC.

                                          By:    /s/ Gene E. Burleson
                                          Name: Gene E. Burleson
                                          Title: Chief Executive Officer

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                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                            DESCRIPTION
 -------                           -----------
 99.1    Letter, dated May 7, 1997 from the Company to its stockholders.


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